Filed by Alps Electric Co., Ltd.
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Company: Alpine Electronics, Inc. (File Number: 132-02817)
Dated December 22, 2017

December 22, 2017

To all parties concerned
Company name:	Alps Electric Co., Ltd.
Representative:	Toshihiro Kuriyama
Representative Director and President
(Code: 6770, TSE 1st Section)
Inquiries to:	Junji Kobayashi, Senior Manager, Corporate Planning Office
TEL +81-3-5499-8026 (IR Direct)

Notice Regarding the Rescheduling of the Absorption-type Company Split Agreement

  With respect to the reorganization into a holding company structure through a company split, which Alps Electric Co., Ltd. (the “Company”) announced in the press release titled “Notice Regarding Business Integration between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Execution of Share Exchange Agreement between Alps Electric Co., Ltd. and Alpine Electronics, Inc. (Simplified Share Exchange), Reorganization into a Holding Company Structure through the Company Split of Alps Electric Co., Ltd., Change of Company Name and Partial Amendments to the Articles of Incorporation of Alps Electric Co., Ltd.)” dated July 27, 2017 (the “Business Integration Press Release”), the Company has resolved at its board of directors meetings held today to postpone the execution of an absorption-type company split agreement regarding the company split (the “Absorption-type Company Split Agreement”), and hereby announces as follows.

1.	Reason for the Postponement of the Execution of the Absorption-type Company Split Agreement
  As announced in the Business Integration Press Release on July 27, 2017, as part of a business integration with Alpine Electronics, Inc. (“Alpine”) that involves a reorganization into a holding company structure (the “Business Integration”), the Company had planned to execute the Absorption-type Company Split Agreement in late December 2017 with a company split preparation company established on July 27, 2017 as a wholly owned subsidiary of the Company.
  Since the announcement of the Business Integration, the Company has launched a business integration preparation committee with Alpine that consists of the Representative Directors and Presidents and relevant officers of the two companies, discussed the creation of synergy effects through mutual utilization of business resources, including core technologies and infrastructures, and at the same time considered the content and other details of the absorption-type company split from the perspective of establishing a desirable structure after the Business Integration.  However, the Company has determined that it is necessary to continue considering such matters further, and therefore, it has decided to postpone the execution of the Absorption-type Company Split Agreement, which had been scheduled in late December 2017.
The timing of the execution of the Absorption-type Company Split Agreement will be announced as soon as it is determined.

  There is no change to the scheduled implementation of the share exchange, through which the Company will become the wholly owning parent company and Alpine will become a wholly owned subsidiary, as announced in the Business Integration Press Release.

2.	Impact on the Business Performance
It is expected that the impact of this postponement of the execution of the Absorption-type Company Split Agreement on the consolidated earnings of the Company will be minor.
End

The Company may file a registration statement on Form F-4 (“Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) in connection with a possible share exchange (the “Share Exchange”) with Alpine (together with the Company, the “Companies”).  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of Alpine prior to the shareholders’ meeting at which the Share Exchange will be voted upon.  The Form F-4 and prospectus (if a Form F-4 is filed) will contain important information about the Companies, the Share Exchange and related matters.  U.S. shareholders of Alpine are urged to read the Form F-4, the prospectus and other documents that may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange.  Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s website at www.sec.gov.  In addition, upon request, the documents will be mailed to shareholders for free of charge.  To make a request, please refer to the following contact information.

Contacts for inquiries regarding the Business Integration
Company name: Alps Electric Co., Ltd.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Junji Kobayashi, Senior Manager, Corporate Planning Office
Telephone: +81-3-5499-8026 (IR Direct)

Company name: Alpine Electronics, Inc.
Address: 1-7, Yukigaya-otsukamachi, Ota-ku, Tokyo, Japan
Department in charge: Shinji Yamazaki, Senior Manager, Finance and Public Relations Department
Telephone: +81-3-5499-4391 (IR Direct)

Forward-Looking Statements

This document includes “forward-looking statements” that reflect the plans and expectations of Alps Electric and Alpine in relation to, and the benefits resulting from, their business integration described above.  To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements.  These forward-looking statements are based on the current assumptions and beliefs of the Companies in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors.  Such risks, uncertainties and other factors may cause the actual results, performance, achievements or financial position of one or both of the companies (or the integrated group) to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.
The companies undertake no obligation to publicly update any forward-looking statements after the date of this document.  Investors are advised to consult any further disclosures by the companies (or the integrated group) in their subsequent domestic filings in Japan and filings with the U.S. Securities and Exchange Commission.
The risks, uncertainties and other factors referred to above include, but are not limited to:

(1)	economic and business conditions in and outside Japan;
(2)
changes in demand for and material prices of automobiles, smart phones and consumer electrical equipment and machines, which are the main markets of the Companies’ products, and changes in exchange rates;

(3)	changes in the competitive landscape, including the changes in the competition environment and the relationship with major customers;
(4)	further intensified competition in the electronic components business, automotive infotainment business and logistics business;
(5)	increased instability of the supply system of certain important components;
(6)	change in the product strategies or other similar matters, cancellation of a large-quantity order, or bankruptcy, of the major customers;
(7)	costs and expenses, as well as adverse impact to the group’s reputation, resulting from any product defects;
(8)	suspension of licenses provided by other companies of material intellectual property rights;
(9)	changes in interest rates on loans and other indebtedness of the companies, as well as changes in financial markets;
(10)	adverse impact to liquidity due to acceleration of indebtedness;
(11)	changes in the value of assets (including pension assets) such as securities and investment securities;
(12)	changes in laws and regulations (including environmental regulations) relating to the companies’ business activities;
(13)	increases in tariffs, imposition of import controls and other developments in the companies’ main overseas markets;
(14)	unfavorable political factors, terrorism, war and other social disorder;
(15)	interruptions in or restrictions on business activities due to natural disasters, accidents and other causes;
(16)	environmental pollution countermeasures costs;
(17)	violation of laws or regulations, or the filing of a lawsuit;
(18)
the companies being unable to complete the Business Integration due to reasons such as the companies are not able to implement the necessary procedures including approval of the agreement with regard to the Business Integration by the shareholders’ meetings of the companies, and any other reasons;

(19)	delays in the review process by the relevant competition law authorities or the clearance of the relevant competition law authorities’ or other necessary approvals’ being unable to be obtained; and
(20)	inability or difficulty of realizing synergies or added values by the Business Integration by the integrated group.